[MICROSOFT LETTERHEAD]

August 7, 2006

VIA CORRESPONDENCE FILING

Christina Chalk

Special Counsel

Offices of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0303

Re:	Microsoft Corp.

Schedule TO-C filed July 20, 2006

Schedule TO-I filed July 21, 2006

Schedule TO-I/A filed July 27, 2006

Dear Ms. Chalk:

Microsoft Corporation (the “Company”) is hereby submitting responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your comment letter dated August 3, 2006 (the “Comment Letter”) relating to the Company’s Schedule TO filed with the Commission on July 21, 2006 (“Schedule TO”), which was which addressed to our outside counsel Richard B. Dodd and William Gleeson of Preston Gates & Ellis LLP. Further, the Company is submitting herewith Amendment No. 2 to the Schedule TO (“Amendment No. 2”) to address certain of the Staff’s comments set forth in the Comment Letter. For purposes of this letter, the Schedule TO together with any exhibits thereto and any amendments thereof shall collectively be referred to as the “Tender Offer Documents”. Below we have reprinted each of the Staff’s comments in bold and thereunder set forth our related response. Capitalized terms used herein and not otherwise defined have the same meanings as set forth in the Tender Offer Documents.

Schedule TO – Item 10. Financial Statements

1.	COMMENT: Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the Tender Offer on Microsoft is not material. See Item 1010(b) of the Regulation M-A. In this regard, we note that if fully subscribed, you could be repurchasing more than 8% of Microsoft’s outstanding shares in this Offer.

Christina Chalk

August 7, 2006

RESPONSE: The Company believes that pro forma financial statements are not required, and submits the following in support of its position:

a.	Item 1010(b) is not applicable because historical financial statements are not required. Item 1010(b) of Regulation M-A is applicable only if Item 10 of Schedule TO makes it applicable. But Item 10 of Schedule TO does not make Item 1010(b) applicable here. Item 1010(b) is applicable only if Item 10 requires that historical financial statements be presented under Item 1010(a).

Item 10 links historical and pro forma information. The text of Item 10 of Schedule TO provides that pro forma information is not required in the Schedule TO unless historical financial statements are required. Item 10 treats the requirement for including historical financial statements under Item 1010(a) and the requirement for including pro forma financial information under Item 1010(b) conjunctively (“If material, furnish the information required by Item 1010(a) and (b) of Regulation M-A”). The linking of historical and pro forma information is logical since pro forma information may not make sense in a vacuum. As Release 34-42055, Regulation of Takeovers and Security Holder Communications, indicates in footnote 221: “historical financial information for the bidder is necessary to present the pro forma financial information in context.”

Historical financial statements are not required as a result of Instruction 2 to Item 10. Historical financial information is not required to be presented in the Company’s Schedule TO. Under Instruction 2 of Item 10 of Schedule TO, financial statements are deemed immaterial and need not be included because (i) the offer is for all cash, (ii) the offer is not subject to a financing condition, and (iii) the offeror is a public reporting company that files reports electronically on EDGAR.

The “however” exception in Instruction 2 supports the conclusion that pro forma information is not required. Instruction 2 to Item 10 to Schedule TO does provide that “financial information may be required, however, in a two-tier transaction. See Instruction 5 below.” Item 5 is not applicable here, but the term “financial information” is relevant to this analysis. The “however” exception provides that even though Instruction 2 may not require financial statements, it will be necessary to provide “financial information” under certain circumstances. Note that the reference is to “financial information,” not “financial statements.”

The term “financial information” is not specifically defined in Schedule TO. But Instruction 6 to Item 10 of Schedule TO describes historical financial statements and pro forma information collectively as “the financial information,” referring to “the financial information required by Item 1010(a), and 1010(b).” This is how the term “financial information” is used in the “however” exception in Item 2.

Christina Chalk

August 7, 2006

This conclusion is confirmed by Instruction 5. Instruction 5 requires that notwithstanding Item 2, pro forma information is required in certain “negotiated third-party cash tender offer(s).” And as if realizing that a requirement for pro forma information would not make sense without historical information, Instruction 5 further provides (consistent with the idea that if one type of information is presented, the other type must be presented) that if pro forma information is required, financial statements must be presented.

b.	Even if the Staff disagrees with the interpretation of Item 10 of Schedule TO discussed above, Item 10 of Schedule TO requires financial information only “if material.” We do not believe that pro forma information is material to shareholders in connection with this Tender Offer. While shares repurchased under the Tender Offer will decrease the Company’s outstanding shares, on a pro forma basis, investment income will also decrease due to the cash used to repurchase the shares. We believe the pro forma effect of the Tender Offer on the Company is not material since the pro forma effect on earnings per share is less than 5%. Additionally, the Company does not have any public or private debt. Although the amount of the Company’s investments and its equity will be reduced by the amount of the Tender Offer, there will be no impact on the Company’s capital structure or debt ratios.

c.	Prior to filing the Company’s Schedule TO with the Commission, our review of precedent transactions revealed other recent issuer tender offers in which the issuer did not include pro forma information. For example, in the self-tender by Officemax Incorporated (Schedule TO initially filed March 30, 2005), the issuer conducted a tender offer for 25% of the outstanding shares of its common stock. No pro forma information was included, and our review of the publicly available Staff comment letters and subsequent amendments to such Schedule TO indicated that the Staff did not ask Officemax to include pro forma information. Similarly, a recent $525 million self-tender offer by The Brink’s Company (Schedule TO initially filed March 9, 2005) for 17% of its outstanding shares of common stock did not include pro forma information. In addition, we note that a review of the publicly available Staff comment letters and subsequent amendments to a Schedule TO in connection with a self-tender by Nature’s Sunshine Products, Inc. (Schedule TO initially filed August 5, 2005) indicates that the Staff did not ask the issuer to include pro forma information in its tender offer documents.

Christina Chalk

August 7, 2006

Offer to Purchase – General

2.	COMMENT: Include a brief statement as to the accounting treatment of the transaction. See Item 1004(a)(xi) of Regulation M-A.

RESPONSE: We have included a brief statement as to the accounting treatment of the transaction in Amendment No. 2. See paragraph (1) of Amendment No. 2.

The Tender Offer, page 2

3.	COMMENT: The disclosure in the first bullet point in this section (at the bottom of page 2) states that the offer may need to be extended if you “increase the price to be paid for tendered shares above $24.75 per share or decrease the price to be paid for shares below $22.50 per share” and less than ten business days remain in the Tender Offer when this change occurs. However, we believe you may be required to extend the Tender Offer if you make any change to the range presented for this modified Dutch auction tender offer. See Rule 14e-1(b). If you concur, please revise your disclosure accordingly. If you disagree, please provide appropriate supporting legal analysis in your response letter.

RESPONSE: We have clarified in Amendment No. 2 that the Company may be required to extend the offer if it makes any change to the range presented in the Tender Offer Documents, and less than ten business days remain in the Tender Offer when such a change to the range occurs. See paragraphs (3) and (7) of Amendment No. 2.

Conditions to the Tender Offer, page 14

4.	COMMENT: Refer to the disclosure in the first paragraph of this section. In a parenthetical, you state that the listed events representing conditions to this offer must have occurred “at any time prior to the Expiration Time (whether any shares have theretofore been accepted for payment).” How could shares be accepted for payment before the Tender Offer ends? Please revise or advise.

RESPONSE: We have amended the above referenced disclosure in Amendment No. 2 to remove the parenthetical. See paragraph (4) of Amendment No. 2.

5.

COMMENT: The language in the same introductory paragraph seems to indicate that if an event occurs that “triggers” one of the listed offer conditions, Microsoft then reserves the right to make a secondary determination that it will “assert” the condition to terminate the Tender Offer. We agree that this is within the discretion of the bidder in a Tender Offer; however, if for example, the Dow Jones Industrial Average falls by 10% or more and the Company proceeds with the Tender Offer, it is in effect waiving that condition. Waiver of a material offer condition may require

Christina Chalk

August 7, 2006

an extension of the Tender Offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.

RESPONSE: The Company confirms its understanding that the waiver of a material offer condition may require an extension of the Tender Offer and dissemination of additional offer materials.

6.	COMMENT: You may condition your tender offer on any number of conditions as long as they are clearly and concisely described in the Offer to Purchase and outside of your control. Please make the following changes to this section:

(i) clarify as of what date you will judge the decrease of 10% in the market price for shares on the listed exchanges. That is, if the Dow Jones Industrial Average fails by more than 10% on day ten of your Tender Offer, but recovers and is up by 2% on the scheduled Expiration Date, would this condition be triggered? It would appear from the language in the introductory paragraph that it would be but this is less than clear; and

RESPONSE: We have clarified in Amendment No. 2 that once the conditions to the tender offer are triggered, they will not be affected by subsequent events, such that the above referenced condition to the Tender Offer relating to a 10% decrease in the market price for the Company’s shares or in the Dow Jones Industrial Average, NASDAQ Composite Index or the S&P 500 Composite Index will be triggered if such 10% decrease occurs at any time prior to the Expiration Time. See paragraph (5) of Amendment No. 2.

(ii) clarify how the condition listed in the third bullet point on page 15 relates to ongoing wars and hostilities involving the United States that predated the Tender Offer (e.g., Iraq, Afghanistan, etc.). Since there is no “material escalation” language in the conditions section, this condition would appear to be triggered now.

RESPONSE: We have amended the above referenced disclosure in Amendment No. 2 to include “material escalation” language. See paragraphs (2) and (6) of Amendment No. 2.

7.	COMMENT: As noted in our last comment above, it is important that all offer conditions be clearly described such that Microsoft shareholders can determine whether an event has occurred that will allow the Company to terminate the Tender Offer. Because many of the listed offer conditions are broadly drafted, please include in your response letter an undertaking to inform shareholders promptly if you believe an event has occurred that allows Microsoft to terminate the Tender Offer. In our view, you may not wait until the end of the offer period to terminate the Tender Offer based on an event that occurred on day ten of the Offer.

Christina Chalk

August 7, 2006

RESPONSE: We have noted the Staff’s comment and the Company hereby undertakes to inform shareholders promptly if it believes an event has occurred that allows the Company to terminate the Tender Offer.

Fees and Expenses – page 25

8.	COMMENT: If you will compensate the Dealer Manager in whole or in part based on the number of tendered shares they solicit, please disclose. In addition, we note the disclosure here that the Dealer Managers may hold Microsoft shares for their own accounts. Please indicate whether you intend to pay fees to the Dealer Managers based on tenders of subject securities held for their own accounts. If so, explain in your response letter why you believe this practice is consistent with Rule 13-4(f)(8). If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, if you intend to compensate the Dealer Managers in part based on the number of tendered shares solicited, what mechanism will you use to determine who held the tendered securities when calculating the fees owed to Goldman, Sachs & Co. and Deutsche Bank Securities, Inc.?

RESPONSE: We supplementally advise the Staff that the Dealer Managers will not be compensated (in whole or in part) based on the number of tendered shares they solicit. In addition, we supplementally advise the Staff that we will not pay fees to the Dealer Managers based on tenders of subject securities held for their own accounts.

Exhibit (a)(1)(G) – Summary Advertisement

9.	COMMENT: Indicate where the summary advertisement included as an exhibit to the Schedule TO-I was published.

RESPONSE: We advise the Staff that the summary advertisement was published in the Wall Street Journal and the New York Times, both on Friday, July 21, 2006.

The Company believes that the information contained in this letter is responsive to the Staff’s comments contained in your Comment Letter. Further, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina Chalk

August 7, 2006

Please contact our attorneys at Preston Gates & Ellis LLP—specifically Richard B. Dodd or William Gleeson, both of whom can be reached by telephone at (206) 623-7580 or by fax at (206) 623-7022—if you have any questions or further comments with respect to the foregoing.

Very truly yours,

MICROSOFT CORPORATION

By	/s/ Keith R. Dolliver
Keith R. Dolliver

cc:	Richard B. Dodd

William Gleeson

Preston Gates & Ellis LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104